UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about nomination for the Fiscal Council

—

Rio de Janeiro, March 18, 2021 - Petróleo Brasileiro S.A. – Petrobras, pursuant to CIRCULAR LETTER/CVM/SEP/No.01/2021, reports that it has received from holders of common shares the nomination of candidates for the Fiscal Council, whose election will take place at the Annual General Meeting of April 14, 2021.

Candidates nominated by shareholders FIA Dinâmica Energia and Banclass FIA:

Candidate's name	Nomination role
Patricia Valente Stierli	Member of the Fiscal Council indicated by common shareholders (main)
Robert Juenemann	Member of the Fiscal Council indicated by common shareholders (alternate)

Below is an excerpt of the candidate's CV received by the company.

“Patricia Valente Stierli is a Board of Directors and Fiscal Council member certified by IBGC, asset manager of third-party Resources with CVM and ANBIMA (until December 2017), member of the IBGC Finance Committee of CAC Conduta IBGC. She has seven years of experience as a member of the Board of Directors and Fiscal Council in publicly traded companies, representing minority shareholders. Three years of experience as a Fiscal Counselor in a large NGO. Thirteen years of experience in the area of third-party asset management, with six years as Statutory Director, working in management dedicated to institutional and retail customers. Manager of the Sinergia funds, focused on unlocking value through intense corporate governance work, including appointing members to the Board of Directors and Fiscal Council of the investee companies. Eight years of experience as Administrative and Financial Director, of which 3 years as Statutory Director, responsible for the areas of accounting, tax, budget, treasury and human resources. Experience in structuring financial transactions with credit rights, debentures issuance, IPOs and mergers and acquisitions. Ability to lead teams and focus on results and corporate governance. Fluent in English. Representative of Banco Fator's asset management area with the Central Bank of Brazil and the Brazilian Securities and Exchange Commission until July 2015. Member of the Stocks Committee of ANBIMA until July 2015. She has experience as a member of the Fiscal Council of Eletrobras-Centrais Elétricas SA ( Mandate 2017 to 2019 and 2019 to 2021), Financial Specialist and Chairman of the Fiscal Council; member of the Board of Directors of CIEE - Centro de Integração Empresa Escola (term 2021 to 2023); member of the Board of Directors of PPE Fios Esmaltados S.A. (Mandate 2018 to 2019); member of the Fiscal Council of Sociedade Beneficente de Senhoras - Hospital Sírio Libanês (Mandate from 2018 to 2021); alternate member of the Fiscal Council of CIEE- Centro de Integração Empresa Escola (Mandate 2018 to 2019); member of the Fiscal Council of Bardella S.A. Indústrias Mecânica (Mandates 2015, 2016 and 2017 until October 2018); member of the Board of Directors of Pettenati S.A. Indústria Têxtil (Mandate 2015); alternate member of the Fiscal Council of Dohler S.A. (Mandate 2017 to 2018); alternate member of the Fiscal Council of Petrobras (mandate 2019 to 2020) and alternate member of the Fiscal Council of lnvepar (mandate 2021). ”

“Robert Juenemann is a lawyer graduated at the Law School at Pontifícia Universidade Católica do Rio Grande do Sul – PUC/RS. Masters in Civil Process at PUC/RS and Masters in Strategic Planning at ESPM/RS. Founding Partner of Robert Juenemann Advocacia Empresarial e Familiar, a law firm acting in corporate, tax, labour, real estate and family law, as well as corporate governance, with special dedication to fulfill the family business and succession needs. Certified mediator by CEDR – Center for Effective Dispute Resolution – London, UK; Masters in Arbitration by UNISC - University of Santa Cruz, 2020; and in progress Masters in Tax Law and Tax Procedures, to be finished by July 2021. Board Member at IBGC – Brazilian Institute for Corporate Governance for two consecutive terms – in a total of five years – having acted as the Human Resources Committee Leader in the first term and for the rest of the second term as a member of the Audit Committee. Member of the Supervisory Board (Fiscal Board) of AES Tietê Energia S.A. in 2019; Member of the Supervisory Board (Fiscal Board) of Banco do Brasil S.A, in 2019; Member of the Supervisory Board (Fiscal Board) of JBS S.A. in 2018; Member of the Supervisory Board (Fiscal Board) of VALE S.A. in 2017; Member of the Supervisory Board (Fiscal Board) of Gerdau S.A. in 2018; Member of the Supervisory Board (Fiscal Board) at Eletrobrás in 2013 and 2014, as well as in 2015 as a Deputy Supervisory Board Member; Member of the Supervisory Board (Fiscal Council) in 2015 at Eternit S.A.; and Member of the Supervisory Board (Fiscal Council) in 2013 at CELESC. Member of the International Ethics Standard Board for Accountants – IESBA – NYC – 2016 to 2018 – as a non practitioner and Member of GGC – Corporate Governance Group. Co-writer of the Legal Guide for Administrators and Board Members issued by IBGC. Member of the group that revised the Code of Best Practices of Corporate Governance at IBGC – 2015-2016. Lecturer and speaker of the subjects like Shareholders Responsibilities, Directors Liabilities, Shareholders Agreements for Family Businesses, Family Law Agreements, among others.

Co-writer of the book Family Businesses: How to Perpetuate and How to Destroy?, launched in November, 2019, at the Book Fair in Porto Alegre – RS, Brazil.Speaks Portuguese, English, French, German, Italian and Spanish. “

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer